SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2004

PetroKazakhstan Inc.

(Name of Registrant)

140-4th Avenue SW #1460 Calgary Alberta Canada T2P 3N3

(Address of principal executive offices)

1.	News Release
July 20, 2004 - Substantial Issuer Bid - Preliminary Results of Dutch Auction

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 20, 2004

PetroKazakhstan Inc. SEC File No. 0-28466

(Registrant)

By:	/s/ Ihor Wasylkiw

Ihor P. Wasylkiw, P. Eng., Vice President Investor Relations